EXHIBIT 99.1

Outcome of Innate Pharma’s 2024 Annual General Meeting

Marseille, France, May 23, 2024, 10:00 PM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 23, 2024, in Marseille. All resolutions were voted.

A total of 84 votes were cast out of a total of 36,317,268 shares giving right to 36,798,714 voting rights, representing a quorum of 44.92%.

During the meeting, two members of the Supervisory Board who were up for election were re-elected.
The resolutions, the results of the votes and other documents relating to the AGM along with the AGM recording will be available in the Annual General Meeting 2024 section of the Company’s website.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on X and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual

Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu